August 2, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Hi-Crush Partners LP

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Response dated July 8, 2013

File No. 001-35630

Ladies and Gentlemen:

On behalf of Hi-Crush Partners LP (the “Registrant”) this letter is in response to your letter dated July 22, 2013 setting forth comments (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registrant’s Form 10-K for the year ended December 31, 2012 filed on March 14, 2013 (the “Form 10-K”) and the Registrant’s Form 10-Q for the quarter ended March 31, 2013 filed on May 14, 2013 (the “Form 10-Q”).

The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Results of Operations, page 64

Predecessor and Successor Combined, page 64

1.	We have reviewed your response to our prior comment 1 noting it does not appear to address our comment in its entirety; therefore, it is being reissued. We do not believe you should combine the historical information for predecessor and successor periods given that the historical predecessor information includes the operations contributed to the registrant as well as those retained by the predecessor. This presentation is not representative of the registrant’s ongoing business(es) and may therefore not be meaningful to investors. It appears to us that you may present the combined information on a pro forma basis instead. The pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X, including the appropriate pro forma adjustments. In addition, please note that any discussion of such pro forma information should supplement and not be given greater prominence than actual results. Please provide to us a draft of your proposed revision to the presentation of the “combined” financial statement data.

Hi-Crush Partners LP

Three Riverway, Suite 1550

Houston, TX 77056

P: 713-960-4777

Securities and Exchange Commission

August 2, 2013

Response:

The Registrant acknowledges the Staff’s comment regarding the presentation of “combined” financial data within Management’s Discussion and Analysis of Financial Condition and Results of Operations, as contained in the Form 10-K.

In future filings, in addition to continuing to discuss the actual results for each period, the Registrant will clarify its discussion of “combined” periods to clearly note that such information is provided on a pro forma, supplemental basis. Such information will be presented in a format consistent with Article 11 of Regulation S-X and will include the appropriate pro forma adjustments. Because the discussion of “combined” periods is not applicable until the Registrant provides disclosure of results of operations for the periods ended September 30, 2013 compared to the periods ended September 30, 2012, Exhibit A attached hereto provides an example of how the key changes would impact the Registrant’s comparative analysis of the operating results for the three months ended September 30, 2013 and the pro forma operating results for the three months ended September 30, 2012.

Form 10-Q for the Quarter Ended March 31, 2013

Financial Statements, page 3

Notes to the Consolidated Financial Statements

7. Preferred Interest in Hi-Crush Augusta LLC, page 11

2.	We note your response to our prior comment 3 noting the acquisition of Hi-Crush Augusta LLC was executed by transferring units and by issuing cash which resulted in a portion of the transaction being recorded at cost and the other portion being recorded at fair value. Please provide us with a detailed discussion of the relationship of the parties involved in this transaction, including the following:

•	Please provide a detail of the shareholders/members of Hi-Crush Proppants including the percentage of units held and voting rights.

•	Please provide a detail of the shareholders/members of Hi-Crush GP, LLC including the percentage of units held and voting rights.

•	Please provide a detail of the shareholders/members of Hi-Crush Augusta, LLC including the percentage of units held and voting rights.

Response:

Below is a detailed discussion of the relationship of the parties involved in the acquisition of a preferred interest in Hi-Crush Augusta LLC (“Augusta”) by the Registrant (the “Augusta Transaction”). In addition, Exhibit B attached hereto is a diagram illustrating the relationship among the parties involved in the Augusta Transaction.

Hi-Crush Proppants LLC (the “Sponsor”)

Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, LP indirectly own 58% of the membership interests of the Sponsor, through two investment vehicles, ACP HIP Splitter, LP and ACP HIP Splitter (Offshore), LP (collectively, “Avista”). Members of our management team own 39% of the membership interests of the Sponsor. The remaining interests in the Sponsor are owned by LasRosas Capital LLC, RGW Interests LLC and John and Karen Huff, as tenants-in-common. The business and affairs of the Sponsor are managed by its board of directors. Avista has the right to designate four of the seven members of the board of directors.

Securities and Exchange Commission

August 2, 2013

Hi-Crush GP LLC (the “General Partner”)

Hi-Crush Proppants LLC owns 100% of the membership interests of, and controls all the voting rights of, the General Partner. The General Partner is the sole general partner of the Registrant.

The Registrant

The General Partner holds a non-economic general partner interest in the Registrant. As discussed above, the Sponsor owns and controls the General Partner, which has sole responsibility for conducting the Registrant’s business and managing its operations. As of December 31, 2012, prior to the Augusta Transaction, the Sponsor owned 52.6% of the limited partner interests in the Registrant and public unitholders owned 47.4% of the limited partner interests in the Registrant. Holders of the Registrant’s common units have limited voting rights and are not entitled to elect the General Partner or its directors, as described in the Registrant’s Rule 424(b)(4) Prospectus filed with the Commission on August 16, 2012 under the headings “Summary—Formation Transactions and Partnership Structure” and “The Partnership Agreement—Voting Rights”.

In connection with the Augusta Transaction, the Registrant issued to the Sponsor 3,750,000 subordinated Class B Units, representing 100% of the outstanding subordinated Class B Units. The subordinated Class B Units do not have voting rights until converted into common units of the Registrant. For information about when the subordinated Class B Units are eligible for conversion, please read “Item 1 Business – Acquisition of Preferred Interest in Augusta facility” in the Form 10-K.

Hi-Crush Augusta LLC

Immediately prior to the Augusta Transaction, the Sponsor owned 100% of the membership interests of, and was the sole manager of, Augusta. In connection with the Augusta Transaction, the Sponsor (i) contributed to the Registrant 60,692 preferred units in Augusta in exchange for the Class B Units and Augusta issued directly to the Registrant 39,308 preferred units in Augusta for cash and (ii) entered into the First Amended and Restated Limited Liability Company Agreement of Augusta, pursuant to which a board of managers comprising five individuals was created. The business and affairs of Augusta are managed by the board of managers and, for so long as any preferred units in Augusta remain outstanding, the holders of a majority of the outstanding preferred units in Augusta have the right to appoint one manager, who is Mr. Joseph C. Winkler III (member of the Board of Directors of the General Partner). The remaining managers are appointed by the Sponsor and are Mr. Robert L. Cabes (member of the Board of Directors of the General Partner and affiliate of Avista), Mr. Trevor M. Turbidy (member of the Board of Directors of the General Partner and affiliate of Avista), Mr. Robert E. Rasmus (member of the Board of Directors of the General Partner and co-Chief Executive Officer of Registrant) and Mr. James M. Whipkey (member of the Board of Directors of the General Partner and co-Chief Executive Officer of Registrant).

* _ * _ * _ * _ * _ *

Securities and Exchange Commission

August 2, 2013

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 960-4780.

Very truly yours,

HI-CRUSH PARTNERS LP

/s/ Laura C. Fulton
Laura C. Fulton
Chief Financial Officer

cc:	Angela Halac, Senior Staff Accountant (Securities and Exchange Commission)

Jamie Kessel, Staff Accountant (Securities and Exchange Commission)

Exhibit A

Excerpts of Key Changes to be made to Future MD&A Disclosures

Basis of Presentation

The following discussion of our historical performance and financial condition is derived from the Partnership’s historical financial statements and those of our Sponsor, Hi-Crush Proppants LLC, which was our accounting predecessor for financial reporting purposes through August 15, 2012. On August 16, 2012, our Sponsor contributed some but not all of its assets and liabilities to us in connection with our initial public offering (“IPO”). Accordingly, the historical financial results through August 15, 2012 discussed below include capital expenditures and other costs related to assets that were not contributed to us in connection with our IPO as well as long-term debt and related expenses that were retained by our Sponsor following the completion of our IPO.

The discussion of our historical performance and financial condition is presented for the Successor three and nine months ended September 30, 2013, the Successor period from August 16, 2012 through September 30, 2012 and the Predecessor period from January 1, 2012 through August 15, 2012 and July 1, 2012 through August 15, 2012. The results of operations for the three and nine months ended September 30, 2012 are also presented on a pro forma basis. The results of operations for the Predecessor periods are for our Sponsor. We believe that the discussion on pro forma basis is a useful supplement to the historical results as it allows the Predecessor and Successor operating results for the periods ended September 30, 2012 to be analyzed on a more comparable basis to the Successor results for the periods ended September 30, 2013. The unaudited pro forma combined consolidated statements of operations reflect the consolidated results of operations of the Partnership as if our IPO took place on January 1, 2012. The historical information has been adjusted to give effect to events and circumstances that are (i) directly attributed to our IPO, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. Such items include interest expense related to outstanding debt held by our Sponsor prior to our IPO as well as the operating results of entities retained by our Sponsor. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that may be obtained in the future.

Results of Operations

The following table presents consolidated revenues and expenses for the periods indicated. This information is derived from the unaudited consolidated statements of operations for the Successor three months ended September 30, 2013, the Successor period from August 16, 2012 through September 30, 2012 and the Predecessor period from July 1, 2012 through August 15, 2012. The three months ended September 30, 2012 are also presented on a pro forma basis. As previously noted in “Basis of Presentation”, the pro forma results of operations are discussed as supplemental information. The unaudited pro forma combined consolidated statements of operations reflect the consolidated results of operations of the Partnership as if the IPO took place on January 1, 2012. The historical information has been adjusted to give effect to events and circumstances that are (i) directly attributed to our IPO, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. Such items include the elimination of interest expense related to outstanding debt held by our Sponsor prior to our IPO as well as the operating results of entities retained by our Sponsor. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that may be obtained in the future.

Securities and Exchange Commission

August 2, 2013

			As Reported
	Period From July 1 Through September 30, 2013		Period From August 16 Through September 30, 2012	Period From July 1 Through August 15, 2012	Pro forma Adjustments (a)	Pro Forma Period From July 1, September 30, 2012
	Successor		Successor	Predecessor
Revenues	$	xx,xxx	$12,643	$12,601	$(270)	$24,974
Costs of goods sold
Production costs		x,xxx	2,437	2,644	(270)	4,811
Other cost of sales		x,xxx	—	—	—	—
Depreciation, depletion and amortization		xxx	395	421	(185)	631

Gross profit		xx,xxx	9,811	9,536	185	19,532
Operating costs and expenses		x,xxx	622	1,618	(524)	1,716

Income from operations		xx,xxx	9,189	7,918	709	17,816
Other (income) expenses		x,xxx	80	849	(849)	80

Net income	$	xx,xxx	$9,109	$7,069	$1,558	$17,736

(a)	Pro forma adjustments give effect to exclude operating results relative to entities retained by our Sponsor and interest expense incurred under our Sponsor’s credit facility through August 15, 2012.

Successor – Three months ended September 30, 2013

Revenues

Revenues include $x,xxx generated from the sale of frac sand. For the three months ended September 30, 2013, we sold xx,xxx tons of frac sand produced from our Wyeville facility and xx,xxx tons of sand purchased under long-term supply agreements.

Other revenue was $xxx for the three months ended September 30, 2013 related to transload and terminaling, silo leases and other services.

Cost of goods sold – Production costs

We incurred production costs of $x,xxx, or $xx.xx per ton sold, for the three months ended September 30, 2013.

The principal components of production costs involved in operating our business are excavation costs, labor, utilities, maintenance and royalties. Such costs, with the exception of royalties, are capitalized as a component of inventory and are reflected in cost of goods sold when inventory is sold. Royalties are charged to expense in the period in which they are incurred. The following provides a summary of the drivers impacting the level of production costs during the three months ended September 30, 2013.

For the three months ended September 30, 2013, we incurred $x,xxx of excavation costs and labor costs of $xxx, which were capitalized into the cost of inventory.

For the three months ended September 30, 2013, we incurred $xxx of utility costs.

Securities and Exchange Commission

August 2, 2013

For the three months ended September 30, 2013, we incurred $xxx of repairs and maintenance costs.

We incurred royalties of $xxx for the three months ended September 30, 2013.

Costs of goods sold – Other

The other principal costs of goods sold are the cost of purchased sand, freight charges, fuel surcharges, terminal switch fees, demurrage costs, storage fees, labor and rent. The cost of purchased sand, freight charges and fuel surcharges are capitalized as a component of inventory and are reflected in cost of goods sold when inventory is sold. Other cost components, including terminal switch fees, demurrage costs, storage fees, labor and rent are charged to costs of goods sold in the period in which they are incurred.

We purchase sand through long-term supply agreements with third parties at a fixed price per ton and also through the spot market. For the three months ended September 30, 2013, we incurred $xxx of purchased sand costs. In addition, we incurred $x,xxx of non-cash costs associated with the sale of inventory previously held as of June 10, 2013 and marked up to fair value in connection with the D&I acquisition.

We incur transportation costs including trucking, freight charges and fuel surcharges when transporting our sand from its origin to destination. For the three months ended September 30, 2013, we incurred $x,xxx of transportation costs.

Other costs of sales was $x,xxx during the three months ended September 30, 2013, and was primarily comprised of terminal switch fees, demurrage, storage fees, on-site labor, railcar rental fees and other miscellaneous costs.

Costs of goods sold – Depreciation, depletion and amortization expense

For the three months ended September 30, 2013, we incurred $x,xxx of depreciation, depletion and amortization expense. The [increase] in such costs is attributable to the acquisition of D&I and the depreciation and amortization of its tangible and intangible assets during the period.

Gross Profit

Gross profit was $x,xxx for the three months ended September 30, 2013

Operating Costs and Expenses

The principal components of our operating costs and expenses are general and administrative expenses, which totaled $x,xxx for the three months ended September 30, 2013. These incremental general and administrative expenses were predominantly incurred in connection with requirements of being a publicly traded partnership and legal and advisory expenses in connection with our termination of the Baker Hughes supply agreement and the resulting unit holder lawsuits.

Interest Expense

Interest expense was $xxx for the three months ended September 30, 2013. The interest expense related to commitment fees and interest expense on borrowings under our four-year $200,000 revolving credit facility, coupled with the amortization of associated loan origination costs.

Other Income

Other income was $x,xxx for the three months ended September 30, 2013, representing the receipt of our preferred distribution from Augusta.

Securities and Exchange Commission

August 2, 2013

Net Income

Net income was $x,xxx for the three months ended September 30, 2013.

Successor - Period from August 16 to September 30, 2012

Revenue was $12,643 for the period from August 16 to September 30, 2012, during which we sold 191,446 tons of frac sand under four long-term, take-or-pay contracts. Production costs were $2,437, or $12.73 per ton sold, and gross profit was $9,811. Due to the nature of the fixed price, take-or-pay contracts with our customers, gross profit is primarily affected by royalties and the cost to excavate and process sand. Production cost per ton was primarily impacted by the reduced royalty rate per ton resulting from the July 2012 buyout of certain royalty agreements, as well as the full impact of enhanced production efficiencies derived from the Wyeville plant expansion, completed in March 2012. General and administrative expenses were $592 including expenses associated with being a public company. Interest expense was $80, related to fees paid under our new revolving facility. There were no borrowings under the facility during the period. Net income was $9,109 for the period from August 16 to September 30, 2012.

Predecessor – Period from July 1 to August 15, 2012

Revenue was $12,601 for the period ended August 15, 2012, during which we sold 186,957 tons of frac sand. Production costs were $2,644, or $14.14 per ton sold, and gross profit was $9,536. Production cost per ton was primarily impacted by the reduced royalty rate per ton resulting from the July 2012 buyout of certain royalty agreements. The enhanced production efficiencies derived from the Wyeville plant expansion, completed in March 2012, did not have a significant impact during the period as the higher cost structure capitalized into inventory prior to the expansion was expensed as the inventory was further processed and sold. General and administrative expenses were $1,494, including certain expenses incurred by our sponsor associated with the process of our initial public offering. Interest expense was $855 related to our sponsor’s debt, all of which was retained by our sponsor following the initial public offering. Net income was $7,069 for the period from July 1 through August 15, 2012.

Supplemental Analysis - Successor Three Months Ended September 30, 2013 Compared to Pro Forma Three Months Ended September 30, 2012

Revenues

Revenues include $xx,xxx generated from the sale of frac sand. For the three months ended September 30, 2013, we sold xx,xxx tons of frac sand produced from our Wyeville facility and xx,xxx tons of sand purchased under long-term supply agreements. Revenue was $24,974 for the pro forma three months ended September 30, 2012, during which we sold 374,541 tons of frac sand produced from our Wyeville facility.

In addition, we recognized other revenues of $x,xxx for the three months ended September 30, 2013 related to transload and terminaling, silo leases and other services.

Cost of goods sold – Production costs

We incurred production costs of $xx,xxx, or $xx.xx per ton sold, for the three months ended September 30, 2013, compared to $4,811, or $12.85 per ton sold, for the pro forma three months ended September 30, 2012. [Description of fluctuation to be inserted]

The principal components of production costs involved in operating our business are excavation costs, labor, utilities, maintenance and royalties. Such costs, with the exception of royalties, are capitalized as a component of inventory and are reflected in cost of goods sold when inventory is sold. Royalties are charged to expense in the period in which they are incurred. The following provides a summary of the drivers impacting the level of production costs between the three months ended September 30, 2013 and the corresponding pro forma three months ended September 30, 2012.

Securities and Exchange Commission

August 2, 2013

For the three months ended September 30, 2013 and the pro forma three months ended September 30 2012, we incurred $x,xxx and $2,309, respectively, of excavation costs and labor costs of $x,xxx and $1,068, respectively, which were capitalized into the cost of inventory. [Description of fluctuation to be inserted]

For the three months ended September 30, 2013 and the pro forma three months ended September 30 2012, we incurred $x,xxx and $702 of utility costs, respectively. [Description of fluctuation to be inserted]

For the three months ended September 30, 2013 and the pro forma three months ended September 30 2012, we incurred $xxx and $359, respectively, of repairs and maintenance costs. [Description of fluctuation to be inserted]

We incurred royalties of $845 and $1,947 the three months ended September 30, 2013 and the pro forma three months ended September 30 2012, respectively. [Description of fluctuation to be inserted]

Costs of goods sold – Other

The other principal costs of goods sold are the cost of purchased sand, freight charges, fuel surcharges, terminal switch fees, demurrage costs, storage fees, labor and rent. The cost of purchased sand, freight charges and fuel surcharges are capitalized as a component of inventory and are reflected in cost of goods sold when inventory is sold. Other cost components, including terminal switch fees, demurrage costs, storage fees, labor and rent are charged to costs of goods sold in the period in which they are incurred.

We purchase sand through long-term supply agreements with third parties at a fixed price per ton and also through the spot market. For the three months ended September 30, 2013, we incurred $x,xxx of purchased sand costs. In addition, we incurred $x,xxx of non-cash costs associated with the sale of inventory previously held as of June 10, 2013 and marked up to fair value in connection with the D&I acquisition.

We incur transportation costs including trucking, freight charges and fuel surcharges when transporting our sand from its origin to destination. For the three months ended September 30, 2013, we incurred $x,xxx of transportation costs.

Other costs of sales was $x,xxx during the three months ended September 30, 2013, and was primarily comprised of terminal switch fees, demurrage, storage fees, on-site labor, railcar rental fees and other miscellaneous costs.

Costs of goods sold – Depreciation, depletion and amortization expense

For the three months ended September 30, 2013 and the pro forma three months ended September 30, 2012, we incurred $x,xxx and $631, respectively, of depreciation, depletion and amortization expense. [Description of fluctuation to be inserted]

Gross Profit

Gross profit was $xx,xxx for the three months ended September 30, 2013 and $19,532 for the pro forma three months ended September 30, 2012. [Description of fluctuation to be inserted]

Operating Costs and Expenses

The principal components of our operating costs and expenses are general and administrative expenses, which [increased] $x,xxx to $x,xxx for the three months ended September 30, 2013 from $1,716 for the pro forma three months ended September 30, 2012. [Description of fluctuation to be inserted]

Securities and Exchange Commission

August 2, 2013

Interest Expense

Interest expense was $x,xxx for the three months ended September 30, 2013 compared to $80 in the pro forma three months ended September 30, 2012. The interest expense for the 2012 pro forma period consisted of commitment fees and amortization of associated loan origination costs under the Partnership’s credit facility. The interest expense in the 2013 period related to commitment fees and interest expense on borrowings under our four-year $200,000 revolving credit facility, coupled with the amortization of associated loan origination costs.

Other Income

Other income was $3,750 for the three months ended September 30, 2013, representing the receipt of our second preferred distribution from Augusta.

Net Income

Net income was $xx,xxx for the three months ended September 30, 2013 compared to net income of $17,736 for the pro forma three months ended September 30, 2012.

Securities and Exchange Commission

August 2, 2013

Exhibit B